Exhibit 4.3

DATED                2024

FLUTTER ENTERTAINMENT PLC

and

[●]

DEED OF INDEMNITY

THIS DEED OF INDEMNITY (this “Deed”) is dated _____________________ 2024 and made between:

(1)

FLUTTER ENTERTAINMENT PLC, a company incorporated in Ireland under company number 16956 and whose registered office is at Belfield Office Park, Beech Hill Road, Clonskeagh, Dublin 4, Ireland, D04 V972 (the “Company”); and

(2)	[ ● ], with an address at [ ● ], in their capacity as a director of the Company (the “Indemnitee”).

RECITALS

A.

The Company desires to attract and retain the services of highly qualified individuals, such as the Indemnitee, to serve the Company and its subsidiaries from time to time (each a “Group Company” or together the “Group”).

B.	Each of the Company and the Indemnitee recognize the increased risk of litigation and other claims being asserted against the Indemnitee by virtue of their status as a director of the Company.

C.

In recognition of the Indemnitee’s need for (i) substantial protection against personal liability and (ii) specific contractual assurance that such protection will be available to the Indemnitee (regardless of, among other things, any amendment or revocation of the Company’s Articles of Association or any change in the composition of the Board or any transaction relating to the Company), the Company wishes to provide in this Deed for the indemnification of, and advancement of expenses to, the Indemnitee by the Company on the terms and subject to the conditions set out herein.

D.

This Deed is a supplement to and in furtherance of any indemnification in favour of the Indemnitee provided for in the Articles of Association (the “Articles”) of the Company or otherwise by law or statute applicable to the Company and/or any Group Company, any resolutions adopted pursuant thereto, and shall not be deemed a substitute therefor, nor to diminish or abrogate any rights of the Indemnitee thereunder.

NOW, THEREFORE, the Company hereby irrevocably and unconditionally agrees and undertakes as follows in favour of the Indemnitee:

1.	DEFINITIONS

1.1	In this Deed the following expressions shall, unless the context otherwise requires, have the following meanings:

Arbitrator	shall have the meaning specified in Clause 5.1;

Articles	shall have the meaning given to it in Recital D;

Board	the Board of Directors of the Company;

Companies Act 2014	means the Companies Act 2014 as updated or amended from time to time;

Expenses	all properly incurred experts’ costs, forensic costs, legal fees, barristers’ costs, court costs and other properly incurred expenses paid or incurred by the Indemnitee in good faith in connection with investigating, defending, prosecuting (subject to Clause 4.2), being a witness in, participating in (including on appeal), or preparing for any of the foregoing in any Proceeding relating to any Indemnifiable Event, and any local or foreign taxes imposed as a result of the actual or deemed receipt of any payments under this Deed. In no event, however, shall Expenses include any compensation recovered from the Indemnitee pursuant to the Company’s Executive Incentive Compensation Clawback Policy, as in effect from time to time, or any successor policy thereto, regardless of the method of recoupment of such compensation;

Group	shall have the meaning given to it in Recital A;

Group Company	shall have the meaning given to it in Recital A;

Indemnity	means the indemnity given in Clause 3;

Indemnity Claim	means any Proceeding which could give rise to any claim, action or demand by the Indemnitee against the Company pursuant to this Deed;

Indemnifiable Event	any act, event, circumstance or occurrence that takes place either prior to or after the execution of this Deed, related to the fact that the Indemnitee is or was a director, secretary, officer, employee, trustee, fiduciary or agent of the Company or any Group Company or related to anything done or not done by the Indemnitee in such capacity;

Officer	shall have the same meaning as in the Companies Act 2014;

Proceeding

shall mean:

(i) any threatened, pending, or completed legal, judicial, arbitral, administrative or regulatory action, suit, proceeding, arbitration or alternative dispute resolution mechanism (including an action by, or in the right or name of, the Company); or

(ii)  any inquiry, hearing, tribunal or investigation, whether conducted by a Group Company or any other person, that the Indemnitee acting in good faith believes on reasonable grounds may lead to: (a) the institution of any legal, judicial, arbitral, administrative or regulatory action, suit, proceeding, arbitration or alternative dispute resolution mechanism (whether civil, criminal, administrative or investigative); or (b) adverse consequences or findings in respect of the Indemnitee in his/her capacity (or former capacity, as the case may be) as a director or officer of the Company or any Group Company; and

Run-off insurance	shall have its ordinary meaning and for the avoidance of doubt shall include a provision in a claims-made policy whereby the insurer remains liable for claims relating to an Indemnifiable Event that took place before the expiry or cancellation of the policy referred to in Clause 2.1(a)(i).

1.2	In this Deed, unless otherwise specified:

(a)	references to Clauses are to clauses of this Deed;

(b)

a reference to any statute or statutory provision or statutory instrument shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified, or re-enacted;

(c)

references to a “person” shall be construed so as to include any individual, firm, company, government, state or agency of a state, local or municipal authority or government body or any joint venture, association or partnership (whether or not having separate legal personality);

(d)	headings to Clauses are for convenience only and do not affect the interpretation of this Deed; and

(e)	general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words.

2.	D&O INSURANCE

2.1	The Company shall:

(a)	to the extent it has not already done so, put in place and maintain for the benefit of the Indemnitee:

(i)

directors’ and officers’ liability insurance (including run-off insurance) with coverage at least equal to the coverage provided for other directors and officers of the Company by the directors’ and officers’ liability insurance policy in effect at the date of this Deed; and

(ii)

directors’ and officers’ liability run-off insurance cover following the retirement of the Indemnitee as a director or officer of the Company and any Group Companies, with such cover being provided for a duration that is reasonable and appropriate for a company of comparable size and scale to the Company;

(b)	not cancel the policy mentioned in this Clause 2 or otherwise knowingly do anything which would cause such policy not to remain in full force and effect;

(c)	pay all premiums required to maintain such policy; and

(d)	honour and discharge all of its obligations under such policy for actions and omissions for the duration of its term.

2.2

The parties agree that the rights of the Indemnitee under this Deed shall be in addition to, and not in limitation of, any other rights that the Indemnitee shall have as a director or officer of any Group Company pursuant to an insurance policy, any other indemnification arrangements in place in favour of the Indemnitee or otherwise.

2.3	If the Company:

(a)

consolidates with, acquires or is acquired by or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation, acquisition or merger (or, if the Company is the surviving entity but, immediately after the consolidation, the beneficial shareholders of the Company immediately prior to the consolidation hold, directly or indirectly, 50% or less of the issued share capital of the Company carrying voting rights); or

(b)	transfers or conveys more than 50% of its properties, assets and/or business to any other person,

then, and in each such case, to the extent necessary, proper provision shall be made by the Company so that its successors and assigns shall assume the obligations set forth in this Clause 2.

2.4	The Company agrees that it shall indemnify each Indemnitee against all Expenses incurred by such Indemnitee in connection with any action brought by the Indemnitee:

(a)	in respect of any failure by the Company to comply with the terms of this Clause 2; and/or

(b)	for recovery under the insurance policy referred to in this Clause 2 but only to the extent that the Indemnitee is determined to be entitled to such insurance recovery.

3.	INDEMNITY

Subject to Clause 4:

3.1

In the event the Indemnitee was, is, or becomes a witness in, or is threatened to be made a witness in, any Proceeding by reason of (or arising in part out of) an Indemnifiable Event in respect of the Company or any Group Company, the Company shall on demand (i) indemnify such Indemnitee from and against any and all Expenses; and (ii) provide such Indemnitee (at the Company’s expense) with such reasonable assistance including reasonable access rights to information, documents, personnel and records of the Company as is reasonably necessary to enable such Indemnitee to prepare for the Proceedings and protect his/her good name (subject to any legally binding obligations of confidentiality undertaken by the Company in favour of any third parties, applicable law and provided that the Company shall not be obliged to disclose commercially sensitive information to such Indemnitee if he/she is no longer a director or officer of the Company).

3.2

In the event the Indemnitee was, is, or becomes a party to, or is threatened to be made a party to, a Proceeding by reason of (or arising in part out of) an Indemnifiable Event in respect of the Company or any Group Company, the Company shall on demand (i) indemnify such Indemnitee from and against any and all Expenses; and (ii) provide such Indemnitee (at the Company’s expense) with such reasonable assistance, including reasonable access rights to information, documents and records of the Company as is reasonably necessary to enable such Indemnitee to prepare for and defend himself/herself against any such Proceeding (subject to any legally binding obligations of confidentiality undertaken by the Company in favour of any third parties, applicable law and provided that the Company shall not be obliged to disclose commercially sensitive information to such Indemnitee if he/she is no longer a director or officer of the Company).

3.3

In addition to any indemnity contained in the Articles, the Company shall indemnify the Indemnitee against all Expenses, losses and liabilities incurred by the Indemnitee in the execution and discharge of his/her duties to the Company or in relation thereto including any liability incurred by the Indemnitee in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by the Indemnitee as an officer or employee of the Company or of any Group Company and in which judgment is given in his/her favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his/her part) or in which the Indemnitee is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to the Indemnitee by a court.

3.4

To the extent that the Indemnitee has been successful in defence of any Proceeding relating in whole or in part to an Indemnifiable Event in respect of the Company or any Group Company or in defence of any issue or matter therein, the Indemnitee shall be indemnified by the Company hereunder against all Expenses incurred in connection therewith.

3.5	The Company represents and warrants to the Indemnitee that all authorisations required or desirable:

(a)	to enable it to enter into and perform and comply with its obligations under this Deed; and

(b)	to ensure that those obligations are valid and legally binding and enforceable,

have been obtained or effected and are in full force and effect.

4.	EXCLUSIONS FOR SECTION 235 OF THE COMPANIES ACT 2014 AND OTHER MATTERS

4.1	Notwithstanding any other provision of this Deed to the contrary, the Company shall not be obligated under this Deed to make any payment pursuant to this Deed:

(a)

which is prohibited by applicable law (including in respect of any liability expressly prohibited from being indemnified pursuant to Section 235 of the Companies Act 2014 (as amended from time to time, including any successor provisions)), PROVIDED THAT (i) where Sections 235(3) and 233 of the Companies Act 2014 apply to the Indemnitee, this Clause 4 shall not restrict any rights that the Indemnitee may have under this Deed to the extent permitted by such sections and (ii) to the extent any such prohibitions are amended or determined by a court of a competent jurisdiction to be void or inapplicable, or relief to the contrary is granted, then the Indemnitee shall receive the greatest rights then available under law;

(b)

to the extent that the Indemnitee is entitled to recover, and does in fact recover, the relevant Expenses (in respect of which indemnity might otherwise be sought by the Indemnitee pursuant to this Deed) pursuant to:

(i)

any provision as to the indemnification of directors or officers contained in the Articles or applicable by-laws of the Company and/or (as the case may be) the Articles or applicable by-laws of any of the Group Companies;

(ii)	any of the insurance policies referred to in Clause 2; or

(iii)	any indemnity granted to the Indemnitee by any other Group Company, or

(c)

to the extent that such payment relates to compensation recovered from the Indemnitee pursuant to the Company’s Executive Incentive Compensation Clawback Policy, as in effect from time to time, or any successor policy thereto, regardless of the method of recoupment of such compensation.

4.2

Notwithstanding anything in this Deed to the contrary, the Indemnitee shall not be entitled to indemnification pursuant to this Deed in connection with any Proceedings initiated by the Indemnitee unless:

(a)	the Company has joined in or the Board has consented to the initiation of such Proceeding; or

(b)	the Proceedings are to enforce indemnification rights under this Deed,

it being understood and agreed that such consent shall not be unreasonably withheld in connection with any compulsory counterclaim brought by the Indemnitee in response to an action, suit or proceeding otherwise indemnifiable under this Deed.

4.3	Furthermore, the Indemnitee shall not be entitled to indemnification pursuant to this Deed:

(a)

to the extent that a court of competent jurisdiction determines that indemnification or payment is not permitted in any particular jurisdiction by any applicable law, regulation, listing rule, disclosure or other similar rules from time to time binding on the relevant Group Company;

(b)	where there has been dishonesty or fraud by the Indemnitee;

(c)	in respect of any liability incurred by the Indemnitee to the Company or any Group Company;

(d)

in respect of loss of earnings or any other employment benefit including, without limitation, rights to bonus or other monetary incentives, share options or other share-based incentives or pension or other retirement benefits which the Indemnitee may suffer as a result of any period of disqualification from the position of officer by any relevant court, tribunal or other legal or regulatory authority; or

(e)	where the Indemnitee has improperly derived a personal benefit or profit.

4.4

Without prejudice to any other rights or remedies which may be available to the Indemnitee, the Indemnity shall not extend to any liability (including any costs and expenses) incurred by, or attaching to, the Indemnitee:

(a)	to pay a fine imposed in criminal proceedings;

(b)	to pay a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (howsoever arising);

(c)	in defending any criminal proceedings in which the Indemnitee is convicted;

(d)	in defending civil proceedings brought by a Group Company in which judgment is given against the Indemnitee; or

(e)	in connection with an application for relief in which the court refuses to grant the Indemnitee relief,

unless, in connection with the matters giving rise to the liability in (a) to (e), the Board determines that the Indemnitee acted in good faith with a view to the best interests of any relevant Group Company.

4.5

In computing the amount of an Indemnity Claim there shall be taken into account the amount of any tax deduction or tax saving obtained by the Indemnitee in consequence of the matter that has given rise to the Indemnity Claim.

4.6	Subject to Clauses 4.2 and 4.3:

(a)

it is the Company’s intent to indemnify the Indemnitee from and against any and all Expenses, losses and liabilities by reason of (or arising in whole or part out of) an Indemnifiable Event to the fullest extent permitted by law; and

(b)

to the extent a change in applicable law (whether by statute, judicial decision or otherwise) after the date of this Deed permits greater indemnification than would be afforded currently under the Articles and/or (as the case may be) the articles of association, constitution or equivalent document of any Group Company, applicable law or this Deed, it is the Company’s intent that the Indemnitee shall enjoy by this Deed the greater benefits afforded by such change.

4.7	For the purposes of this Deed, the meaning of the phrase, “to the fullest extent permitted by law” shall include, but not be limited to:

(a)

the fullest extent permitted by the provisions of the laws of Ireland and or the Articles and/or (as the case may be) the articles of association, constitution or equivalent document of any Group Company; and

(b)

the fullest extent authorised or permitted by any amendments to or replacements of the laws of Ireland and/or the Articles or the articles of association, constitution or equivalent document of any Group Company adopted after the date of this Deed that increase the extent to which a company may indemnify its directors, company secretary and other officers of the Company.

4.8

If a company ceases to be a Group Company after the date of this Deed, the Company shall only be liable to indemnify the Indemnitee in respect of liabilities in relation to that company which arose before the date on which that company ceased to be a Group Company.

4.9

If a company becomes a Group Company after the date of this Deed, the Company shall only be liable to indemnify the Indemnitee in respect of liabilities arising after the date on which that company became a Group Company.

5.	ARBITRATION

5.1

Any dispute or difference of any kind howsoever arising out of or in connection with the rights of the Indemnitee to indemnity under this Deed shall be fully and finally decided by an arbitrator (the “Arbitrator”) agreed by the Indemnitee and the Company or, in default of agreement, appointed by the President for the time being of the Law Society of Ireland (or, if she is unwilling or unable to do so, by the next senior officer of the Law Society who is willing and able to make the appointment); provided always that these provisions shall apply also to the appointment (whether by agreement or otherwise) of any replacement arbitrator where the original arbitrator (or any replacement) has been removed by order of the High Court, or refuses to act, or is incapable of acting or dies.

5.2	The costs of any Arbitrator appointed pursuant to Clause 5.1 shall be borne by such person(s) as the Arbitrator shall determine.

6.	NOTIFICATION AND DEFENCE OF PROCEEDING

6.1

Promptly after receipt by the Indemnitee of notice of the commencement of any Proceeding, the Indemnitee shall, if a claim in respect thereof is to be made against the Company under this Deed, notify the Company of the commencement thereof; but the omission to so notify the Company will not relieve the Company from any liability that it may have to the Indemnitee, except to the extent the Company is actually and materially prejudiced in its defence of such action, suit or proceeding as a result of such failure.

6.2

To obtain indemnification under this Deed, the Indemnitee shall submit to the Company a written request therefor including such documentation and information as is reasonably available to the Indemnitee and is reasonably necessary to enable the Company to determine whether and to what extent the Indemnitee is entitled to indemnification.

6.3

With respect to any action, suit or proceeding of which the Company is so notified as provided in this Deed, the Company shall, subject to the last two sentences of this Clause 6.3, be entitled to assume the defence of such action, suit or proceeding, with counsel reasonably acceptable to the Indemnitee, upon the delivery to the Indemnitee of written notice of its election to do so. After delivery of such notice, approval of such counsel by the Indemnitee and the retention of such counsel by the Company, the Company will not be liable to the Indemnitee under this Deed for any subsequently-incurred fees of separate counsel engaged by the Indemnitee with respect to the same action, suit or proceeding unless the employment of separate counsel by the Indemnitee has been previously authorized in writing by the Company. Notwithstanding the foregoing, if the Indemnitee, based on the advice of his or her counsel, shall have reasonably concluded (with written notice being given to the Company setting forth the basis for such conclusion) that, in the conduct of any such defence, there is or is reasonably likely to be a conflict of interest or position between the Company and the Indemnitee with respect to a significant issue, then the Company will not be entitled, without the written consent of the Indemnitee, to assume such defence. In addition, the Company will not be entitled, without the written consent of the Indemnitee, to assume the defence of any claim brought by or in the right of the Company.

6.4

To the fullest extent permitted by applicable law, the Company’s assumption of the defence of an action, suit or proceeding in accordance with Clause 6.3 above will constitute an irrevocable acknowledgement by the Company that any loss and liability suffered by the Indemnitee and Expenses, judgments, fines and amounts paid in settlement by or for the account of the Indemnitee incurred in connection therewith are indemnifiable by the Company pursuant to Clause 3 of this Deed.

6.5

The determination whether to grant the Indemnitee’s indemnification request shall be made promptly and in any event within 30 days following the Company’s receipt of a request for indemnification in accordance with Clause 6.1. If the Company determines that the Indemnitee is entitled to such indemnification or, as contemplated by Clause 6.4 above, the Company has acknowledged such entitlement, the Company will make payment to the Indemnitee of the indemnifiable amount within such 30 day period. If the Company is not deemed to have so acknowledged such entitlement or the Company’s determination of whether to grant the Indemnitee’s indemnification request shall not have been made within such 30 day period, the requisite determination of entitlement to indemnification shall, subject to Clause 4.3, nonetheless be deemed to have been made and the Indemnitee shall be entitled to such indemnification, absent (i) a misstatement by the Indemnitee of a material fact, or an omission of a material fact necessary to make the Indemnitee’s statement not materially misleading, in connection with the request for indemnification, or (ii) a prohibition of such indemnification under applicable law.

6.6

In the event that (i) the Company determines in accordance with this Clause 6.6 that the Indemnitee is not entitled to indemnification under this Deed, (ii) the Company denies a request for indemnification, in whole or in part, or fails to respond or make a determination of entitlement to indemnification within 30 days following receipt of a request for indemnification as described above, (iii) payment of indemnification is not made within such 30 day period, or (iv) the Company or any other person takes or threatens to take any action to declare this Deed void or unenforceable, or institutes any litigation or other action or proceeding designed to deny, or to recover from, the Indemnitee the benefits provided or intended to be provided to the Indemnitee hereunder, the Indemnitee shall be entitled to an adjudication in any court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. The Indemnitee’s expenses incurred in connection with successfully establishing the Indemnitee’s right to indemnification or advancement of Expenses, in whole or in part, in any such proceeding or otherwise, shall also be indemnified by the Company to the fullest extent permitted by applicable law.

7.	AMENDMENTS AND WAIVER

No supplement, modification, or amendment of this Deed shall be binding unless executed in writing by the Company and the Indemnitee. No waiver of any of the provisions of this Deed shall be binding unless in the form of writing signed by the party against whom enforcement of the waiver is sought, and no such waiver shall operate as a continuing waiver. Except as specifically provided herein, no failure to exercise or any delay in exercising any right or remedy hereunder shall constitute a waiver thereof.

8.	SETTLEMENT PROVISIONS

The Company shall have no obligation to indemnify the Indemnitee under this Deed for any amounts paid in settlement of any action, suit or proceeding without the Company’s prior written consent. The Company shall not settle any action, suit or proceeding in any manner that would impose any fine or other obligation on the Indemnitee without the Indemnitee’s prior written consent. Neither the Company nor the Indemnitee will unreasonably withhold his, her, its or their consent to any proposed settlement.

9.	ASSIGNMENT AND CEASING DIRECTORSHIP

The benefit of this Deed shall be personal to the Indemnitee and may not be assigned by the Indemnitee save with the prior written consent of the Company. The indemnification provided by the Company under this Deed shall continue as to the Indemnitee for any action taken or not taken while serving as a director or officer of the Company and which pertains to an Indemnifiable Event in respect of the Company or any Group Company, even though the Indemnitee may have ceased to be a director or officer of the Company or Group Company at the time of any Proceeding or is deceased (in which case this Deed shall endure to the benefit of his/her estate).

10.	ENTIRE AGREEMENT

This Deed constitutes the entire agreement between the parties hereto with respect to the matters covered hereby, and any other prior or contemporaneous oral or written understandings or agreements with respect to the matters covered hereby are expressly superseded by this Deed; provided, however, that this Deed is a supplement to and shall be construed in furtherance of any obligations of the Company under the Articles, applicable law, agreements or deeds with the Company or any Group Company in which the Indemnitee is or was serving or has agreed to serve at the request of the Company as a director, officer, employee or agent (which, for purposes hereof, shall include a trustee, fiduciary, partner or manager or similar capacity) while serving as a director or officer of the Company and any applicable insurance maintained for the benefit of the Indemnitee, and shall not be deemed a substitute therefor, nor to diminish or abrogate any rights of the Indemnitee thereunder. In the event of a conflict between this Deed and any then-existing agreement or deed between the Company and the Indemnitee, the agreement or deed (or provision thereof), as applicable, granting the Indemnitee the greatest legally enforceable rights shall prevail.

11.	GOVERNING LAW AND JURISDICTION

11.1	This Deed shall be governed by and construed and enforced in accordance with the laws of Ireland.

11.2

The courts of Ireland shall have exclusive jurisdiction in relation to any dispute or claim arising out of or in connection with this Deed or its subject matter, formation, existence, negotiation, validity, termination or enforceability (including non-contractual obligations, disputes or claims) and the Company irrevocably submits to the non-exclusive jurisdiction of those courts.

12.	INVALIDITY

If any provision (or portion thereof) of this Deed shall be held by a court of competent jurisdiction to be invalid, void, or otherwise unenforceable, the remaining provisions shall remain enforceable to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Deed (including, without limitation, each portion of this Deed containing any provision held to be invalid, void, or otherwise unenforceable that is not itself invalid, void or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, void or unenforceable.

13.	TAX

13.1	Any payment in respect of an Indemnity Claim shall be paid by the Company free and clear of all deductions for or on account of Tax, save as required by law.

13.2

If any deduction is required by law to be made from any payment in respect of an Indemnity Claim, then the Company shall pay to the Indemnitee such sum as will, after such deduction has been made, leave the Indemnitee with the same amount as they would have been entitled to receive had no such deduction been required by law.

13.3

If any payment in respect of an Indemnity Claim is required to be brought into the charge to Tax in the hands of the Indemnitee, the Company shall pay such sum as is required to ensure that the total amount paid, less any Tax payable on such amount, is equal to the amount that would be payable if the sum payable by the Company were not required by law to be brought into the charge to Tax in the hands of the Indemnitee.

14.	NOTICES

All notices, demands, and other communications required or permitted hereunder shall be made in writing and shall be deemed to have been duly given if delivered by hand, against receipt, or mailed, postage prepaid, certified or registered mail, return receipt requested, and addressed to:

14.1	the Company at its registered office (for the attention of the secretary of the Company); and

14.2	unless otherwise notified to the Company in writing, the Indemnitee at the address set out in the recitals to this Deed.

Notice of change of address shall be effective only when given in accordance with this Clause 14. All notices complying with this Clause 14 shall be deemed to have been received on the date of hand delivery or on the third business day after mailing.

15.	ELECTRONIC SIGNATURES

15.1	The Company consents to the execution of this Deed or any documents referred to herein by electronic signature, provided that such manner of execution is permitted by law.

15.2	The Company:

(a)	agrees that an executed copy of this Deed may be retained in electronic form; and

(b)	acknowledges that such electronic form shall constitute an original of this and may be relied upon as evidence of this Deed.

IN WITNESS WHEREOF this Deed has been executed and delivered as a deed by the parties hereto on the date first written above.

GIVEN under the common seal of FLUTTER ENTERTAINMENT PLC and DELIVERED as a DEED	Duly Authorised Signatory

[signature page to the D&O Deed of Indemnity]

SIGNED and DELIVERED as a DEED by [INDIVIDUAL NAME] in the presence of:	Signature

Signature of Witness

Name of Witness

Address of Witness

Occupation of Witness

[signature page to the D&O Deed of Indemnity]